

November 28, 2012

Via E-mail
Mr. Mitchell J. Krebs
Chief Executive Officer
Coeur d'Alene Mines Corporation
505 Front Avenue
Coeur d'Alene, ID 83814

Re: Coeur d'Alene Mines Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-08641

Dear Mr. Krebs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Silver and Gold Mining Properties, page 19
USA – Nevada-Rochester Mine, page 28

1.   We note you disclose 53 unpatented mining claims which were subject to lease agreements at your Rochester mining operations. Please disclose the present status of these mining claims, whether there are any legal disputes with the owners, and also provide to us courtesy copies of these mining claim lease agreements.

2.   Please describe the preliminary injunction boundary separating your mining operations from Rye Patch mining claims and explain how this boundary was determined. Please discuss the purpose this boundary serves and whether it has any effect on your mining

operations in the short and/or long term. Please include a map of your claim dispute property map with your filing.

3.   Please identify and disclose any constraints on your present mining operations due to your Rochester mining claim litigation. Please disclose any changes to your BLM-approved Plan of Operation in the short term due to this challenge in the unpatented claim ownership. Please disclose any leach and/or waste dumps restrictions in the short and/or long term and any potential fees for adverse land use.

4.   In the event you are not successful with your Rochester mining claim litigation, please describe the effects and/or costs to your present mining operations, mine life, and exploration activities.

5.   Please explain any major changes to your mining operations from your permitted plan of operations as approved by BLM. Please disclose whether you have access to all your facilities and infrastructure. Please provide an estimate of the permitting modification duration, cost, and other challenges due to this litigation.

Year End Mineralized Material – Rochester Mine, page 30

6.   Please modify your filing and disclose the tonnage and grade of the mineralized material affected by your claim dispute.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45
Results of Operations - Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 56

Revenues, page 56

7.   We note you account for gold sales from your silver mines as by-product revenue. Please tell us the following:

- Identify each mine for which gold sales are accounted for as a by-product;

- on a mine-by-mine basis, what amount and percentage of revenues were derived from gold, silver and other metals for 2011 and the nine months ended September 30, 2012; and

- why you believe by-product accounting is appropriate and the point at which you would consider co-product accounting to be more appropriate.

Notes to Consolidated Financial Statements, page F-8
Note 21 — Litigation and Other Events, page F-46
Unpatented Mining Claims Dispute at Rochester in Nevada, page F-47

8.   We note you disclose that your inadvertent failure to pay annual mining claim
      maintenance fees resulted in a dispute regarding certain claims. In regard to these
      developments, please tell us the following:

      •   the net amount of capitalized property, plant, equipment and development costs
          located on those disputed claims as of December 31, 2011 and September 30, 2012;

      •   whether you believe the likelihood of a loss or impairment of assets is remote,
          reasonably possible or probable pursuant to FASB ASC 450-20; and

      •   whether you considered the lapse in the disputed claims to be a triggering event for
          impairment testing pursuant to FASB ASC 360-10-35-21, and if so, provide us with
          the results of your impairment testing.

9.   We note that an estimated 26% of measured and indicated resources and 41% of inferred
      resources of the Rochester mine are located within the disputed claims. In this regard,
      please tell us whether the loss of these claims would affect either your undiscounted cash
      flows used to test the asset for recoverability or the discounted cash flows used to
      measure the asset's fair value including whether the cash flows associated with value
      beyond proven and probable reserves in estimates of future cash flows used for
      determining whether your Rochester assets are impaired. Refer to FASB ASC 930-360-
      35-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining